Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-139970 on Form S-8 of our reports dated March 31, 2009, relating to the consolidated financial statements and financial statement schedule of Dayton Superior Corporation and subsidiary (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding substantial doubt about the Company’s ability to continue as a going concern and the adoption of new accounting standards in 2007 and 2006), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Dayton Superior Corporation for the year ended December 31, 2008.
DELOITTE & TOUCHE LLP
Dayton, Ohio
March 31, 2009